AGBA ACQUISITION LIMITED

Room 1108, 11th Floor, Block B

New Mandarin Plaza, 14 Science Museum Road

Tsimshatsui East, Kowloon, Hong Kong

October 28, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave and Susan Block

Re:	AGBA Acquisition Limited
Supplemental Correspondence Submitted October 28, 2022 File No. 001-38909

Dear Ms. Adlave and Ms. Block:

AGBA Acquisition Limited, a British Virgin Islands company (“AGBA” or the “Company”) responds to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Supplemental Correspondence submitted on October 28, 2022 contained in the Staff’s letter dated October 28, 2022 (the “Comment Letter”). We hereby submit to the Staff this letter to confirm our understanding that (i) the Staff has not made any determinations with respect to the Company’s status as an investment company under the Investment Company Act of 1940 or our compliance with that Act or any of the regulations thereof; and (ii) the Staff has not passed upon the merits of, or given our approval to, any positions we have taken or any determinations we have made with respect to these matters and that any action the Staff takes with respect to our filing, including any decision the Staff makes to not issue additional comments regarding these matters, should not be interpreted to mean otherwise.

Sincerely,

/s/ Vera Tan
Vera Tan Chief Financial Officer

cc: Gordon Lee